Exhibit 7.02

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT (this “Agreement”) is made as of October 12, 2012, by and among Shuang Wang (the “Founder”), Min Dong (“Ms. Dong”), Value Chain International Limited, a business company organized and existing under the laws of the British Virgin Islands with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, which is 50% owned by the Founder and 50% owned by Ms. Dong (“Value Chain”), Xiaoguang Ren (“Mr. Ren”), Kin Fai Ng (“Mr. Ng”), Oriental Plan Developments Limited, a business company organized and existing under the laws of the British Virgin Islands with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, which is wholly owned by Mr. Ng (“Oriental Plan”), Bolin Wu (“Mr. Wu”), Zhonghai Xu (“Mr. Xu”) and Tommy Siu Lun Fork (“Mr. Fork”, and together with the Founder, Ms. Dong, Value Chain, Mr. Ren, Mr. Ng, Oriental Plan, Mr. Wu and Mr. Xu, and their respective successors and permitted assigns, the “Consortium Members” and each, a “Consortium Member”).

WHEREAS, the Consortium Members propose to form a consortium (the “Consortium”) to undertake a going private transaction (the “Transaction”) with respect to Ninetowns Internet Technology Group Company Limited (the “Company”), a NASDAQ-listed company organized and existing under the laws of the Cayman Islands, with an aim to acquire the outstanding Company Shares (as defined below) of the Company not already held by the Consortium Members, delist the Company from NASDAQ and deregister the American Depositary Shares (each representing one Company Share) of the Company (the “ADSs”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Consortium Members currently beneficially own 10,410,165 or approximately 26.84% of the Company’s issued and outstanding ordinary shares, par value HK$0.025 per share (the “Company Shares”) (not including share options and unvested share awards);

WHEREAS, as part of the Transaction, the Consortium Members propose to incorporate a new company (“Holdco”) under the laws of the British Virgin Islands, and to cause Holdco to incorporate a direct wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands. At the consummation of the Transaction, the Consortium Members intend that (a) Merger Sub will be merged with and into the Company, with the Company being the surviving company and becoming a direct, wholly-owned subsidiary of Holdco, (b) each outstanding Company Share, other than the Rollover Shares (as defined below) held by the Consortium Members, will be cancelled in consideration for the right to receive the merger consideration per Company Share to be set forth in the Merger Agreement (as defined below); and (c) all remaining Company Shares held by the Consortium Members, in each case as specified in Schedule A (collectively, the “Rollover Shares”) will be surrendered and cancelled for no cash consideration or contributed to Holdco for no cash consideration (subject to any exceptions to be agreed among the Consortium Members);

WHEREAS, on the date hereof or no more than one business day hereafter, the Consortium Members will submit a non-binding proposal, the form of which is attached hereto as Schedule B (the “Proposal”), to the Company’s board of directors in connection with the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Consortium Members will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence, (b) discussions regarding the Proposal with the Company, and (c) the negotiation of the terms of definitive documentation in connection with the Transaction (in which negotiations the Consortium Members expect that the Company will be represented by a special committee of independent and disinterested directors of the Company), including an agreement and plan of merger among Holdco, Merger Sub and the Company in the form to be agreed by the Consortium Members (the “Merger Agreement”), which shall be subject to the approval of the board of directors of the Company.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Consortium Members, intending to be legally bound, agree as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions. (a) In this Agreement, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, (a) in the case of a Person other than a natural person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified Person and (b) in the case of a natural person, any other Person that directly or indirectly is Controlled by such specified Person or is a Relative of such specified Person or any Person directly or indirectly Controlled by such Relative. For the purpose of this Agreement, notwithstanding anything to the contrary, the Company and its subsidiaries shall not be deemed to be Affiliates of any Consortium Member.

“Claim” means a claim against any one or more of the Consortium Members arising from or relating to the Proposal or the Transaction in respect of which a Consortium Member is, or is sought to be, made liable to pay any sum of money to any Person other than a Consortium Member (or any of their respective Affiliates), whether on a joint and several basis or on any other basis.

“Competing Proposal” means a proposal, offer or invitation, other than one made by all Consortium Members collectively, that involves, directly or indirectly, the acquisition of Control of the Company, a sale of all or a substantial part of the assets of the Company, a restructuring or recapitalization of the Company, or some other transaction that, in each case or together, could adversely affect, prevent or materially reduce the likelihood of a consummated Transaction with the Consortium.

“Confidential Information” means (a) all written, oral or other information obtained in confidence by one Consortium Member from any other Consortium Member in connection with this Agreement or in the Transaction, unless such information is already known to such Consortium member or to others not known by such Consortium Member to be bound by a duty of confidentiality or such information is or becomes publicly available other than through a breach of this Agreement by such Consortium Member and (b) the existence or terms of, and any negotiations or discussions relating to, the Proposal, the Transaction or this Agreement or the transactions contemplated hereby or the status thereof.

“Control” means, as used with respect to any Person, means (i) the ownership, directly or indirectly, of a majority of the issued share capital of such Person, (ii) the ability to direct, directly or indirectly, the appointment or removal of directors having a majority of the voting rights exercisable at meetings of the board of directors (or analogous body or bodies, including management boards and supervisory boards) of such Person; (ii) the possession, directly or indirectly, of the power or ability to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and “Controlled” shall be construed accordingly.

“Documentation” means the documentation required to implement the Transaction, including, as applicable, the Memorandum and Articles of Association of Holdco and Merger Sub, respectively, the Merger Agreement, equity and roll over commitment letters, powers of attorney, voting proxies, reports, schedules and filings with the SEC and other governmental agencies, and other ancillary documentation.

“Exclusivity Period” means the period commencing on the date of this Agreement and ending six (6) months after the date of this Agreement or such other date as is agreed in writing among the Consortium Members.

“Holdco Closing Share Capital” means the total issued and outstanding share capital of Holdco immediately upon the consummation of the Transaction.

“Insolvency Event” means, in respect of a Consortium Member, the happening of one or more of the following events, as applicable, (a) a receiver, or receiver and manager, of its/his/her property is appointed, whether by a court or otherwise; (b) an administrator is appointed to it/him/her; (c) it/he/she enters into a compromise or arrangement with its/his/her creditors or a class of them; (d) it commences to be wound up or ceases to carry on business; (e) it/he/she is insolvent or presumed insolvent under any applicable legislation; (f) execution or similar process is levied against its/his/her property; or (g) anything having a substantially similar effect to any of the above events happens under the laws of any applicable jurisdiction.

“Liability” means a liability to pay a sum of money arising pursuant to a Claim (which sum is deemed to include all legal and other costs, damages, losses and expenses incurred in connection with (or arising directly or indirectly from) defending, disputing or otherwise dealing with any such Claim) that arises from a judgment given by a court of competent jurisdiction, the final decision given in any arbitration proceedings or the agreed settlement of the Claim.

“Notice” means any request, election, proposal, consent, notice, demand, petition, request for arbitration or other communication.

“Person” means an individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, trust or other entity or organization, in each case whether or not having a separate legal personality.

“Relative” of a natural person means the spouse of such person and any parent, grandparent, child, grandchild, sibling, uncle, aunt, nephew, niece or great grandparent of such person or spouse. “Representative” of a Consortium Member means any officer, employee, auditor, Advisor, source of financing, partner, associate, consultant, joint venture, sub-contractor or other agent or representative of that Consortium Member or an Affiliate of that Consortium Member.

“Respective Holdco Percentage” means, with respect to each Consortium Member, the proportion that such Consortium Member’s planned equity participation in Holdco bears to the aggregate amount of all the Consortium Members’ planned equity participation in Holdco.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means any ADSs, any Company Shares, and any warrants, options and any other securities which are convertible into or exercisable for ADSs or Company Shares.

“Special Committee” means a special committee of independent directors of the Company which the Consortium Members expect will be established upon or shortly after submission of the Proposal to the Company and which will be responsible for, among other matters, negotiating the terms of the Transaction on behalf of the public shareholders of the Company and determining whether the Transaction is fair to such public shareholders.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ADSs	Recitals
Advisor	3.5
Agreement	Preamble
Arbitrator	14.13
CIETAC	14.13
Claimant	14.13
Company	Recitals
Company Shares	Recitals
Consortium	Recitals
Consortium Member	Preamble
Discloser	11.2
Exchange Act	Recitals
Excluded Fees	8.1
Founder	Preamble
Holdco	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals

Term	Section
Mr. Fork	Preamble
Mr. Ng	Preamble
Mr. Ren	Preamble
Mr. Wu	Preamble
Mr. Xu	Preamble
Ms. Dong	Preamble
Oriental Plan	Preamble
Proposal	Recitals
Recipient	11.2
Respondent	14.13
Rollover Shares	Recitals
Rules	14.13
Transaction	Recitals
Transaction Costs	8.1
Tribunal	14.13
Value Chain	Preamble

1.2 Statutory provisions. All references to statutes, statutory provisions, enactments, directives or regulations shall include references to any consolidation, re-enactment, modification or replacement of the same, any statute, statutory provision, enactment, directive or regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time.

1.3 Preamble, recitals and schedules. References to this Agreement include the preamble, recitals and schedules which form part of this Agreement for all purposes. References in this Agreement to the preamble, recitals and schedules and sections are references respectively to the preamble, recitals and schedules to, and sections of, this Agreement.

1.4 Meaning of references. In this Agreement, unless the context requires otherwise:

(a) words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b) references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of matters;

(c) any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form;

(d) references to “indemnify” and to “indemnifying” any Person against any losses by reference to any matter includes indemnifying and keeping that Person indemnified against all losses from time to time made, suffered or incurred as a direct or indirect consequence of or which would not have arisen but for that matter;

(e) references to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time; and

(f) references to “HK$” are to the lawful currency of Hong Kong Special Administrative Region of the People’s Republic of China.

1.5 Headings. Section and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

1.6 Negotiation of the Agreement. The Consortium Members have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Consortium Members and no presumption or burden of proof shall arise favoring or disfavoring any Consortium Member by virtue of the authorship of any provisions of this Agreement.

2. PURPOSE OF AGREEMENT

2.1 Participation in Transaction. The Consortium Members agree to participate in the Proposal and the Transaction on the terms of this Agreement.

2.2 Binding Agreement. The terms of this Agreement are intended to be legally binding on the Consortium Members and to create legal relations between them.

3. ARRANGEMENTS WITH RESPECT TO THE PROCESS

3.1 Authorization. Each Consortium Member hereby authorizes and delegates to the Founder all the power and rights to act on behalf of the Consortium in respect of all aspects of the Proposal and the Transaction, including engaging in discussions and negotiations with the Company regarding the Proposal and the Transaction and determining the terms thereof.

3.2 Proposal process. The Consortium Members shall promptly (and in any event no later than one business day after the date hereof) submit the Proposal for the acquisition of all the Company Shares not already held by the Consortium Members to the board of directors of the Company.

3.3 Transaction process.

(a) The Founder will discuss and negotiate the Transaction (including the purchase price and other terms and conditions of the Documentation) on behalf of the Consortium with the Company, the Special Committee, the Company’s shareholders and other relevant parties; provided that the Founder shall use his reasonable best efforts to inform the other Consortium Members with regard to all material discussions and negotiations with respect to the Transaction. Each Consortium Member shall, and as applicable, shall cause its/his/her Affiliates to, enter into and perform the obligations under any Documentation that has been determined in accordance with this Section 3.3.

(b) In connection with the Transaction, the Consortium Members will establish Holdco and cause Holdco to incorporate Merger Sub, collectively, as acquisition vehicles to acquire the Company Shares not already held by the Consortium Members. Upon the consummation of the Transaction, Merger Sub will be merged with and into the Company, with the Company being the surviving entity.

(c) The Founder shall have the right to set the data room and other information delivery or management protocols among the Consortium Members and Holdco. Each Consortium Member shall use its/his/her reasonable best efforts to comply with such protocols and ensure that neither it/he/she nor its/his/her Representatives cause (by their action or omission) such Consortium Member to breach such protocols.

(d) Each Consortium Member shall use its/his/her reasonable best efforts to execute any confidentiality and third party agreements reasonably required by the Company related to the Proposal or the Transaction.

(e) The Consortium Members shall cooperate in good faith in connection with the Transaction.

3.4 Information sharing and roles.

(a) Subject to Section 3.4(c), the Consortium Members shall (i) share all information reasonably necessary to evaluate the Company, the Proposal and the Transaction, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies; (ii) provide one another with all information required concerning any Consortium Member or any other matter relating to such Consortium Member in connection with the Transaction and any other information one Consortium Member may require in respect of any other Consortium Member and its/his/her Affiliates for inclusion in the Documentation; (iii) provide timely responses to requests by one another for information, so as to meet the timeframes and deadlines under this Agreement and other Documentation; and (iv) apply the level of resources and expertise that each Consortium Member considers is necessary and appropriate to meet its/his/her obligations under this Agreement. Unless approved by the Founder in advance, none of the Consortium Members shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation MA of the Exchange Act).

(b) The Founder shall have the right to determine any public statements about the Consortium’s intentions in relation to the Company. The issuance of any such public statement by the Consortium or any Consortium Member shall be subject to Section 11.1.

(c) Except as may otherwise be required by law (including in connection with any Documentation required to be filed with or submitted to any governmental agency), no Consortium Member is required to make available any information which is held subject to an obligation of confidentiality.

3.5 Appointment of Advisors.

(a) The Founder shall have the sole discretion to engage, terminate or change legal, financial or other advisors or consultants (each an “Advisor”) on behalf of the Consortium in connection with the Proposal or the Transaction. Without limiting the foregoing, the Consortium Members agree that Ropes & Gray shall be engaged as U.S. legal counsel to provide U.S. legal services to the Consortium Members in relation to the Transaction (including representing the Consortium Members in negotiating Documentation with the Special Committee, the preparation and filing of all Documentation required to be filed by the Consortium Members with the SEC and review of all Documentation required to be filed by the Company with the SEC in connection with the Transaction as well as coordination of the Transaction with other Advisors).

(b) All Advisors shall be engaged on terms that provide for work undertaken and reports prepared to be for the benefit of: (A) the Consortium Members and (B) any vehicle established by the Consortium Members for the purposes of the Transaction (including Holdco and Merger Sub).

(c) If a Consortium Member requires separate representation in connection with specific issues arising out of the Proposal or the Transaction or other matters contemplated by the Documentation, it/he/she may retain other advisors to advise them. Each Consortium Member which engages separate advisors will be solely responsible for the fees and expenses of any such advisors, unless otherwise agreed by all of the other Consortium Members.

4. CONTRIBUTION TO AND OWNERSHIP OF HOLDCO

4.1 Cash contribution. To finance a portion of the cash needed by Holdco for payment of the consideration in the Transaction, the Founder may contribute cash to Holdco in such amount as the Consortium Members will mutually agree.

4.2 Share contribution. In connection with the Transaction, each Consortium Member shall (i) contribute or cause to be contributed to Holdco all Securities held by it/him/her or its/his/her Affiliates, or (ii) have the Securities held by it/him/her or its/his/her Affiliates cancelled in connection with the Transaction, in each case except as otherwise agreed to by all of the Consortium Members in writing.

4.3 Additional Consortium Members. The Consortium Members may admit one or more additional members to the Consortium which will provide equity capital and/or contribution of Company Shares to the Consortium for the consummation of the Transaction. Such additional member(s) of the Consortium shall execute a deed of adherence to this Agreement in form and substance satisfactory to the Consortium Members.

4.4 Ownership of Holdco. The relative ownership of Holdco by the Consortium Members will be based on their relative capital contributions to Holdco pursuant to Sections 4.1 and 4.2 (with the Securities contributed by Consortium Members being valued at the per share consideration paid in the Transaction), unless otherwise agreed by the Consortium Members.

5. FINANCING

The Consortium Members acknowledge that a combination of cash from the resources of the Company, its subsidiaries and Holdco, as needed, is expected to be used to finance the cash needed by Holdco for the payment of the consideration in the Transaction.

6. APPROVALS

Each Consortium Member shall use its/his/her reasonable best efforts to obtain all applicable governmental, statutory, regulatory or other approvals, consents, licenses, waivers or exemptions required to empower it/him/her to enter into and to perform its/his/her obligations under the Documentation. Each Consortium Member shall bear the cost of obtaining any such approvals, waivers and consents required to be obtained solely by such Consortium Member. The costs of obtaining any such approvals, waivers and consents required to be obtained by all Consortium Members as a condition to consummation of the Transaction shall be borne by the Consortium Members in accordance with Section 8.

7. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Consortium Members shall amend the memorandum and articles of association of Holdco at or prior to the consummation of the Transaction on terms and conditions mutually agreed among the Consortium Members.

8. TRANSACTION COSTS AND DEAL FEE

8.1 Sharing of Transaction Costs.

(a) Subject to Sections 8.1(b), 8.1(c) and 8.2, the Founder shall bear the fees and expenses payable in connection with the Proposal and/or the Transaction (other than fees and costs incurred by a Consortium Member requiring separate representation as contemplated by Section 3.5(c) and the fees and costs incurred by a Consortium Member to obtain approvals, waivers and consents applicable solely to a Consortium Member as contemplated by Section 6 (collectively, the “Excluded Fees”)), including any fees and expenses payable to Advisors appointed under Section 3.5, the legal fees of counsel and costs associated with the establishment of Holdco and Merger Sub and the fees and expenses incurred in the defense, pursuit or settlement of any disputes, litigation or Claim relating to the Proposal or the Transaction (whether incurred prior to the termination of this Agreement or not) (collectively, the “Transaction Costs”).

(b) If the Transaction is not consummated due to the unilateral breach of one or more Consortium Members, the Consortium Members in breach shall reimburse the Founder for all the Transaction Costs.

(c) Upon consummation of the Transaction, Holdco shall reimburse the Founder for all the Transaction Costs.

8.2 Termination fee. In the event that the Merger Agreement is terminated under circumstances which entitle Holdco to receive payment of a termination fee, such payment shall be applied first to reimburse the Founder for the Transaction Costs and any remaining amount shall be shared ratably among the Consortium Members in proportion to their Respective Holdco Percentages.

9. EXCLUSIVITY AND OTHER COMMITMENTS

9.1 Exclusivity. Within the Exclusivity Period,

(a) each Consortium Member shall work exclusively with the other Consortium Members to implement the Transaction in accordance with this Agreement and shall not discuss with any third party regarding any transaction relating to the Company or the Securities;

(b) each Consortium Member shall not, and shall cause its/his/her Affiliates not to, without the prior knowledge and written consent of the other Consortium Members, directly or indirectly, either alone or with any of its/his/her Affiliates: (i) make a Competing Proposal or join with, or invite, any other Person to be involved in the making of any Competing Proposal or provide any information to any other Person with a view to pursue or evaluate a Competing Proposal; (ii) finance or offer to finance any Competing Proposal, including by offering any equity or debt financing in support of any Competing Proposal; (iii) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, any Securities except as contemplated under this Agreement and the Documentation, or enter into any agreement, arrangement or understanding with respect thereto; (iv) enter into any agreement, arrangement or understanding with respect to a limitation on voting rights of the Securities except as contemplated under this Agreement and the Documentation; (v) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities except as contemplated under this Agreement and the Documentation or to expressly support the Transaction; (vi) take any action that would have the effect of preventing, disabling or delaying such Consortium Member from performing its/his/her obligations under this Agreement; (vii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do or omit to do, anything that is inconsistent with the Transaction as contemplated under this Agreement; or (viii) aid, abet, counsel or induce any other Person in doing any of the things mentioned in the foregoing provisions of this Section 9.1(b); and

(c) each Consortium Member shall notify the other Consortium Members immediately if it/he/she or any of its/his/her Affiliates or Representatives receives any approach or communication with respect to any Competing Proposal and shall disclose to the other Consortium Members the identity of any other Persons involved and the nature and content of the approach or communication.

9.2 Other commitments. Each Consortium Member shall vote or cause to be voted all of the Securities beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) or controlled (including through any power of attorney or voting proxy) by such Consortium Member and its/his/her Affiliates (i) in favor of the adoption of the Merger Agreement and the Transaction and (ii) against any Competing Proposal, at any shareholders meeting of the Company.

9.3 This Section 9 and the Exclusivity Period shall survive termination of the Agreement.

10. TERMINATION

10.1 Failure to agree. If the Founder determines at his sole discretion that the Consortium, as represented by the Founder, after good faith endeavors to pursue the Transaction in compliance with the other sections of this Agreement, is unable to agree with the Special Committee on the material terms of the Transaction which the Special Committee agrees to recommend to the public shareholders of the Company, the Founder shall notify the other Consortium Members of such determination and upon such notification, this Agreement shall terminate, subject to Section 10.4.

10.2 After execution of Documentation. After the execution of the Merger Agreement, no Consortium Member shall be entitled to cease its/his/her participation in the Transaction and this Agreement shall only automatically terminate, subject to Section 10.4, upon the earlier of (a) the date the Transaction is consummated and (b) the date that the Merger Agreement is validly terminated in accordance with its terms.

10.3 Other termination events. This Agreement shall also automatically terminate, subject to Section 10.4, by unanimous agreement of the Consortium Members.

10.4 Effect of termination for failure to agree/other termination events. Upon termination of this Agreement under Sections 10.1, 10.2 or 10.3: (a) the Consortium Members shall jointly own but may use separately all of the due diligence information, advice and work product in relation to the Transaction and the Consortium Members agree that any Advisors appointed under this Agreement may continue to advise, separately, any of the Consortium Members; and (b) Sections 8 (Transaction Costs and Deal Fee), 9 (Exclusivity and Other Commitments), 10 (Termination), 11 (Announcements and Confidentiality — Confidentiality), 12 (Notices) and 14 (General) shall continue to bind the Consortium Members but the Consortium Members shall otherwise not be liable to one another in relation to this Agreement, other than in respect of a breach of this Agreement occurring prior to termination.

11. ANNOUNCEMENTS AND CONFIDENTIALITY

11.1 Announcements. No announcements regarding the Proposal, the Transaction, this Agreement or the status or any content or subject matter thereof may be issued by any Consortium Member without the prior written consent of the Founder, except to the extent that any such announcements are required by law, a court of competent jurisdiction, the SEC, another regulatory body or international stock exchange having jurisdictions over such Consortium Member or pursuant to whose rules and regulations such disclosure is required to be made, but only as far as practicable and lawful after the form and terms of such announcements have been notified to the Founder and the Founder has had a reasonable opportunity to comment on the form and terms of such announcements. Any announcement to be made by Holdco or its Affiliates in connection with the Transaction shall be coordinated and controlled by the Founder.

11.2 Confidentiality.

(a) Except as permitted under Section 11.3, each Consortium Member shall not, and shall procure that its/his/her Affiliates and its/his/her and its/his/her Affiliates’ Representatives do not, without the prior written consent of the other Consortium Members, disclose (i) the existence, content or effect of this Agreement or any other agreement entered into in connection with this Agreement; (ii) the fact or content of negotiations leading up to or relating to this Agreement; (iii) any information received or obtained by it/him/her or its/his/her Representatives regarding any other Consortium Member or its/his/her Representatives; (iv) any Confidential Information received by it/him/her (“Recipient”) from any other Consortium Member (“Discloser”). Each Recipient shall procure that neither it/he/she nor its/his/her Representatives shall use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b) The Recipient must safeguard and return to the Discloser any Confidential Information which falls within paragraph (a) of the definition of Confidential Information, on demand, or in the case of electronic data (other than any electronic data stored on the backup tapes of the Recipient’s hardware), destroy at the option of the Discloser, any Confidential Information contained in any material in its/his/her or its/his/her Representatives’ possession or control.

11.3 Permitted disclosures. A Consortium Member may make disclosures (a) to those of its/his/her Advisors, Representatives or Affiliates as the Consortium Member reasonably thinks necessary to give effect to or enforce this Agreement but only on a confidential basis; (b) if required by law or a court or competent jurisdiction, the SEC or another regulatory body or international stock exchange having jurisdiction over a Consortium Member or pursuant to whose rules and regulations such disclosure is required to be made, but only as far as practicable and lawful after the form and terms of that disclosure have been notified to each other Consortium Member and the Founder has had a reasonable opportunity to comment on the form and terms of disclosure; (c) if the information has already come into the public domain through no fault of that Consortium Member, its/his/her Representatives, shareholders or investors; or (d) if the information was already available to such Consortium Member, its/his/her Representatives, shareholders or investors on a non-confidential basis from another Person.

11.4 Indemnity. Each Recipient agrees to indemnify and hold harmless the Discloser from and against all losses, costs, demands and liabilities of whatsoever nature (but excluding any indirect or consequential losses, costs, demands and liabilities) arising directly out of any breach of the terms of this Section 11 by the Recipient or by any Person to whom the Confidential Information is disclosed by the Recipient.

12. NOTICES

Any notice, request, instruction or other document to be given hereunder by any Consortium Member to each other Consortium Member shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier:

If to the Founder/Ms. Dong/Value Chain:

Address:	22nd Floor, Building No.1, Capital A Partners, No.20 Gong Ti East Road, Chaoyang District, Beijing, 100020, China

Attention:	Mr. Shuang Wang / Ms. Min Dong

Facsimile:	86-10-6589 9966

If to Mr. Ren:

Address:	22nd Floor, Building No.1, Capital A Partners, No.20 Gong Ti East Road, Chaoyang District, Beijing, 100020, China

Attention:	Mr. Xiaoguang Ren

Facsimile:	86-10-6589 9966

If to Mr. Ng/Oriental Plan:

Address:	22nd Floor, Building No.1, Capital A Partners, No.20 Gong Ti East Road, Chaoyang District, Beijing, 100020, China

Attention:	Mr. Kin Fai Ng

Facsimile:	86-10-6589 9966

If to Mr. Wu:

Address:	22nd Floor, Building No.1, Capital A Partners, No.20 Gong Ti East Road, Chaoyang District, Beijing, 100020, China

Attention:	Mr. Bolin Wu

Facsimile:	86-10-6589 996

If to Mr. Xu:

Address:	22nd Floor, Building No.1, Capital A Partners, No.20 Gong Ti East Road, Chaoyang District, Beijing, 100020, China

Attention:	Mr. Zhonghai Xu

Facsimile:	86-10-6589 996

If to Mr. Fork:

Address:	22nd Floor, Building No.1, Capital A Partners, No.20 Gong Ti East Road, Chaoyang District, Beijing, 100020, China

Attention:	Mr. Tommy Siu Lun Fork

Facsimile:	86-10-6589 996

Or to such other address or facsimile number as such Consortium Member may hereafter specify for the purpose by notice to the other Consortium Members.

13. WARRANTIES

13.1 General Warranties. Each Consortium Member represents and warrants in respect of itself to each other Consortium Member that (a) such Consortium Member has full power and authority to execute, and perform its/his/her obligations under, this Agreement and to proceed with the Proposal and the Transaction; (b) the execution, delivery and performance of this Agreement and the Proposal has been properly authorized by all required corporate action of such Consortium Member (if applicable); (c) the execution, delivery and performance of this Agreement and the Proposal will not violate the provisions of the charter or bylaws, memorandum or articles of association or other constituent document of such Consortium Member (if applicable) or conflict with or constitute a breach of or default under any agreement to which such Consortium Member is party or by which or any of its/his/her assets or property is bound; (d) this Agreement constitutes a valid and binding obligation on such Consortium Member in accordance with its terms; and (e) such Consortium Member is not the subject of any Insolvency Event.

13.2 Ownership of Company Shares. Each Consortium Member represents and warrants to each other Consortium Member that it/he/she owns such number of the Company Shares as specified on Schedule A opposite its/his/her name; (b) all of such Company Shares are duly authorized, validly issued, fully paid and nonassessable, are free of all liens, actions, orders and contracts, and have been issued in compliance with all applicable securities laws; and (c) all of such Company Shares were acquired from third parties or the Company in compliance with all applicable regulations, free and clear of any rescission or contract rights.

14. GENERAL

14.1 Entire agreement. This Agreement constitutes the entire agreement among the Consortium Members and supersedes any previous oral or written agreements or arrangements between them relating to its subject matter. Nothing in this Section 14.1 shall operate to limit or exclude any liability of any Consortium Member for, or remedy against any Consortium Member in respect of, any fraudulent misrepresentation.

14.2 Further assurances. Each Consortium Member shall, whenever reasonably requested by the other Consortium Members, promptly do (and procure that each of its/his/her Affiliates do) everything reasonably necessary to give full effect to this Agreement.

14.3 Severability. If any provision of this Agreement is held by any tribunal or court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then that provision shall (so far as it is illegal, invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. Any provision of this Agreement held illegal, invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held illegal, invalid or unenforceable. The Consortium Members shall then use all reasonable endeavors to replace the illegal, invalid or unenforceable provision(s) the effect of which is as close as possible to the intended effect of the illegal, invalid or unenforceable provision(s).

14.4 Limitation of Liability. The obligations of each Consortium Member under this Agreement or in connection with the Transaction are several (and not joint or joint and several), except that (a) the obligations of the Founder, Ms. Dong and Value Chain are joint and several and (b) the obligations of Mr. Ng and Oriental Plan are joint and several. The Consortium Members should share the Liability (if any) in respect of each and every Claim in their Respective Holdco Percentage, except where the Claim has arisen as a result of the fraud, willful misconduct or breach of this Agreement by a Consortium Member in which case the Liability for the Claim will rest solely with the Consortium Member who has committed the act of fraud or willful misconduct or the breach.

14.5 Variation, waiver and consent. A variation, waiver or consent by a Consortium Member of any provision or right under this Agreement is binding on the Consortium Member granting the variation, waiver or consent only if it is given in writing and is signed by the Consortium Member or on behalf of the Consortium Member granting the variation, waiver or consent. A single or partial exercise of a right by a Consortium Member does not preclude another or further exercise or attempted exercise of that right or the exercise of another right. Failure by a Consortium Member to exercise or delay in exercising a right does not prevent its exercise or operate as a variation or waiver. A variation consent or waiver is effective only in the specific instance and for the specific purpose for which it is given.

14.6 Language. The official text of this Agreement and any Notices given or made shall be in English. In the event of any dispute concerning the construction or interpretation of this Agreement, reference shall be made only to the agreement as written in English and not to any translation into any other language.

14.7 Assignment. No Consortium Member shall be entitled to assign the benefit or burden of any provision of this Agreement without the prior written consent of the other Consortium Members.

14.8 Specific Performance. It is understood and agreed that money damages may not be a sufficient remedy for a breach of this Agreement by any Consortium Member and that each Consortium Member shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by any other Consortium Member. Each of the Consortium Members further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this Agreement is or would be compensable by an award of money damages, and each Consortium Member agrees to waive any requirements for the securing or posting of any bond in connection with such remedy.

14.9 Rights and remedies cumulative.

(a) No failure or delay by any Consortium Member in exercising any right or remedy provided by law or under or pursuant to this Agreement shall impair such right or remedy or operate to be construed as a waiver or variation of it or preclude its exercise at any subsequent time. No single or partial exercise of any right or remedy by any Consortium Member shall preclude any other or further exercise of such right or remedy or the exercise of any right or remedy.

(b) The rights, powers and remedies provided by this Agreement are cumulative and are in addition to any rights, powers and remedies provided by law.

14.10 No partnership or agency. The Consortium Members are independent and nothing in this Agreement constitutes any Consortium Member as the trustee, fiduciary, agent, employee, partner or joint venturer of any other Consortium Member.

14.11 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. This Agreement shall not be effective until each Consortium Member has executed at least one counterpart.

14.12 No third party beneficiary. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

14.13 Governing law and arbitration.

(a) The construction, validity and performance of this Agreement shall be governed by the laws of the State of New York, without reference to conflict of law principles.

(b) Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement shall be submitted to China International Economic and Trade Arbitration Commission (“CIETAC”) in accordance with its arbitral rules then in effect (the “Rules”). The arbitral award shall be final and binding to the Consortium Members, and any Consortium Member may apply to a court of competent jurisdiction for enforcement of such award. In making its award, the Tribunal (as defined below) shall have the authority to award attorney’s fees and other costs and expenses of the arbitration as it deems just and appropriate in the circumstances. The Consortium Members shall cooperate and use their respective reasonable best efforts to take all actions reasonably required to facilitate the prompt enforcement in the People’s Republic of China or in any other jurisdiction of any arbitration award made by the Tribunal.

(c) Unless otherwise agreed by the Consortium Members, the arbitral tribunal (the “Tribunal”) shall consist of three arbitrators (each an “Arbitrator”) to be appointed as follows: (i) the claimant, or in the case of multiple claimants, all such claimants acting collectively (the “Claimant”) and (ii) the respondent, or in the case of more than one respondent, all the respondents acting collectively (the “Respondent”) shall each appoint one Arbitrator within the stipulated time period under the Rules. The two Arbitrators so appointed shall jointly appoint the third Arbitrator as the presiding Arbitrator. If the two Arbitrators appointed by Claimant and Respondent fail to jointly appoint the presiding Arbitrator within fifteen days from the appointment of the second Arbitrator, the presiding Arbitrator shall be appointed by CIETAC according to the Rules.

(d) The Consortium Members agree that to the extent permitted by the Rules, any Arbitrator chosen by the Claimant or the Respondent (or by CIETAC) may be a professional that is not at that time on the Panel of Arbitrators of CIETAC.

(e) The seat of arbitration shall be in the city of Beijing, People’s Republic of China and the language of the arbitration shall be English and Chinese.

(f) The Tribunal shall have no authority to award punitive or other punitive type damages.

14.14 Service of process. Each Consortium Member agrees that a document required to be served in proceedings relating to or concerning this Agreement may be served at its/his/her address for service of Notices under Section 12.

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IN WITNESS WHEREOF, the Consortium Members have caused this Agreement to be executed and delivered as of the date first written above.

/s/ Shuang Wang
Shuang Wang

/s/ Min Dong
Min Dong

Value Chain International Limited

By:	/s/ Min Dong
Name: Min Dong
Title: Director

/s/ Xiaoguang Ren
Xiaoguang Ren

/s/ Kin Fai Ng
Kin Fai Ng

Oriental Plan Developments Limited

By:	/s/ Kin Fai Ng
Name: Kin Fai Ng
Title: Director

/s/ Bolin Wu
Bolin Wu

/s/ Zhonghai Xu
Zhonghai Xu

/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork

[Signature Page to Consortium Agreement]